Exhibit 99.1

Ballard Announces Second Quarter 2017 Conference Call

VANCOUVER, July 19, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) will hold a conference call on Thursday, August 3, 2017 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2017 operating results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Investor Presentations & Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/19/c8556.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 14:00e 19-JUL-17